[Letterhead of Vinson & Elkins L.L.P.]

May 23, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Lone Pine Resources Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed May 23, 2011

File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the response of the Registrant to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated May 23, 2011 (the “Comment Letter”), with respect to the above-captioned filing.  For your convenience, we have repeated in bold type the comment as set forth in the Comment Letter.  The Registrant’s response to the comment is set forth immediately below the text of the comment.

In addition, the Registrant has filed through EDGAR Amendment No. 8 to the above referenced Registration Statement on Form S-1.

Vinson & Elkins LLP Attorneys at Law	666 Fifth Avenue, 26th Floor
Austin Beijing Dallas Dubai Hong Kong Houston	New York, NY 10103-0040
London Moscow New York Shanghai Tokyo Washington	Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Exhibit 5.1

1.                        We note your response to comment 2 in our letter dated May 19, 2011. Please obtain and file a revised legality opinion that states, if true, that the shares of common stock and the rights have been duly authorized. In that regard, we note that the opinion states that such securities “will be” duly authorized.

Response:        The Registrant has revised the legal opinion of Vinson & Elkins L.L.P. filed as Exhibit 5.1 as requested and re-filed Exhibit 5.1.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ SHELLEY A. BARBER

Shelley A. Barber

cc:	Douglas V. Brown
Cyrus D. Marter IV
Alan P. Baden